Exhibit (a)(2)(A)

October 21, 2011

Dear Stockholder:

On behalf of the board of directors of BigBand Networks, Inc., I am pleased to inform you that on October 10, 2011, BigBand agreed to be acquired by ARRIS Group, Inc. pursuant to the terms of an Agreement and Plan of Merger by and among BigBand, ARRIS and Amsterdam Acquisition Sub, Inc., a wholly owned subsidiary of ARRIS. Amsterdam Acquisition Sub has today commenced a tender offer to purchase all outstanding shares of common stock of BigBand at a price of $2.24 per share, net to the seller in cash, without interest and less applicable withholding taxes.

After successful completion of the tender offer, Amsterdam Acquisition Sub will be merged with BigBand, and any BigBand common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $2.24 per share in cash, without interest and less applicable withholding taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on November 18, 2011. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares of BigBand common stock that, together with the shares then owned by ARRIS or Amsterdam Acquisition Sub, if any, represents at least a majority of the sum (A) of all then-outstanding shares and (B) shares underlying options to purchase shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the offer price.

After careful consideration, including a thorough review of the terms of the tender offer with BigBand’s legal and financial advisors, at a meeting held on October 10, 2010, the board of directors of BigBand unanimously (1) determined that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and in the best interest of and are fair to BigBand and BigBand’s stockholders, (2) approved and authorized the merger agreement and the transactions contemplated thereby, including the tender offer and the merger and (3) recommended that the stockholders of BigBand accept the tender offer and tender their shares pursuant to the tender offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the merger agreement, that the stockholders of BigBand adopt the merger agreement.

Accordingly, and for the other reasons described in more detail in the enclosed copy of BigBand’s solicitation/recommendation statement, the board of directors unanimously recommends that BigBand’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Amsterdam Acquisition Sub’s Offer to Purchase, dated October 21, 2011, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Amir Bassan-Eskenazi

President and Chief Executive Officer